UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 20)1

______________________________________________

SPHERE 3D CORP.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

84841L308
(CUSIP number)

Jennifer M. Pulick
General Counsel
Cyrus Capital Partners, L.P.
65 East 55th Street, 35th Floor
New York, New York 10022
(212) 380-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2019
(Date of Event Which Requires Filing of this Statement)

______________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 7 pages)
______________________________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 84841L308

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
145,301
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
145,301
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,301
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.3%
14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 84841L308

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
145,301
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
145,301
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,301
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.3%
14.	TYPE OF REPORTING PERSON
OO

CUSIP No. 84841L308

1.	NAMES OF REPORTING PERSONS
FBC Holdings S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
145,301
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
145,301
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,301
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.3%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 84841L308

1.	NAMES OF REPORTING PERSONS
Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
145,301
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
145,301
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,301
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.3%
14.	TYPE OF REPORTING PERSON
IN

Amendment No. 20 to Schedule 13D

This constitutes Amendment No. 20 (“Amendment No. 20”) to the Schedule 13D relating to the Common Shares of Sphere 3D Corporation (the “Issuer”) filed with the SEC on December 11, 2014 as subsequently amended by Amendment No. 1 filed on August 4, 2015, Amendment No. 2 filed on January 4, 2016, Amendment No. 3 filed on April 28, 2016, Amendment No. 4 filed on September 27, 2016, Amendment No. 5 filed on December 22, 2016, Amendment No. 6 filed on January 4, 2017, Amendment No. 7 filed on February 2, 2017, Amendment No. 8 filed on February 13, 2017, Amendment No. 9 filed on July 3, 2017, Amendment No. 10 filed on January 3, 2018, Amendment No. 11 filed on February 23, 2018, Amendment No. 12 filed on April 3, 2018, Amendment No. 13 filed on April 18, 2018, Amendment No. 14 filed on May 2, 2018, Amendment No. 15 filed on May 16, 2018, Amendment No. 16 filed on August 20, 2018, Amendment No. 17 filed on August 31, 2018, Amendment No. 18 filed on November 16, 2018 and Amendment No. 19 filed on May 17, 2019 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”) and Mr. Stephen C. Freidheim (each of Cyrus, Cyrus GP, FBC and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”). This Amendment No. 20 amends the Schedule 13D as specifically set forth herein.
Capitalized terms used in this Amendment No. 20 without being defined herein have the respective meanings given to them in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
ITEM 4.         Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Share Exchange Agreement

On July 12, 2019, the Issuer entered into a Share Exchange Agreement with FBC (the “Share Exchange Agreement”) pursuant to which FBC exchanged (the “Exchange”) 6,500,000 shares of the Issuer’s Series A Preferred Shares (the “Series A Shares”) (constituting all such Series A Shares of the Issuer owned by FBC) for 6,500,000 shares of the Issuer’s Series B Preferred Shares (the “Series B Shares”). The terms of the Series B Shares (i) provide for the same redemption value and conversion ratio as the Series A Shares; (ii) provide for cumulative dividends to be paid to FBC after November 13, 2020 at a rate of 8% per annum; (iii) allow for FBC to convert the Series B Shares to Issuer Common Shares after receiving the approval of stockholders at a meeting to be called before December 31, 2019 (provided that FBC, any of its affiliates or any members of a Section 13(d) group shall not have the right to convert any Series B Shares to Common Shares to the extent that after giving effect to such conversion, FBC, together with its affiliates and any other member of a Section 13(d) group with FBC, would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Common Shares outstanding immediately after giving effect to such conversion, provided that FBC may upon providing the Issuer with a least 61 days’ prior written notice, increase or decrease the Maximum Percentage); (iv) allow the Issuer to redeem any or all of the Series B Shares on or after December 19, 2019; and (v) mandate that the Issuer redeem 1,000,000 of the Series B Shares on or before November 13, 2020.

The Exchange was made pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act. No proceeds have been or will be received by FBC in connection with the Exchange.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

First Amendment to Share Exchange and Buy Out Agreement

On July 12, 2019, FBC, the Issuer, MF Ventures, LLC and Silicon Valley Technology Partners, Inc. entered into that certain First Amendment to Share Exchange and Buy Out Agreement (the “Amended Exchange Agreement”) in order to clarify that (i) the Exchange Agreement (as such term was defined in Amendment No. 18 to this Schedule 13D), as amended by the Amended Exchange Agreement, now applies to the Series B Shares and (ii) if FBC transfers, sells, conveys, assigns or otherwise disposes of any portion of the Series B Shares or SVTP Shares (as such term is defined in the Exchange Agreement) it owns then such transferee must agree in writing to be bound by the terms of the Exchange Agreement with respect to the transferred portion.

The foregoing description of the Amended Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Exchange Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.         Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 2,300,071 Common Shares outstanding at May 8, 2019 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 filed with the SEC on May 15, 2019.
(c) Other than the transactions reported herein, or otherwise disclosed in this Schedule 13D, there have been no transactions with respect to the securities of Sphere 3D during the sixty days prior to the date of this Amendment No. 20 by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of Sphere 3D beneficially owned by any Reporting Persons.

(e) Not applicable.

ITEM 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.
The Share Exchange Agreement is incorporated by reference as Exhibit 99.1 and is incorporated by reference herein.
The Amended Exchange Agreement is incorporated by reference as Exhibit 99.2 and is incorporated by reference herein.

ITEM 7.	Material to be Filed as Exhibits
Exhibit	Description

99.1
Share Exchange Agreement, dated July 12, 2019, by and between Sphere 3D Corp. and FBC Holdings S.à r.l. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on July 12, 2019).

99.2
First Amendment to Share Exchange and Buy Out Agreemnet, dated as of July 12, 2019, by and among Sphere 3D Corp., FBC Holdings S.à r.l., MF Ventures, LLC and Silicon Valley Technology Partners, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on July 12, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 12th day of July, 2019

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

FBC HOLDINGS S.á r.l.

By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

STEPHEN C. FREIDHEIM

/s/ Stephen C. Freidheim
Stephen C. Freidheim